UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of March 2016

Commission File Number: 001-35043

GREAT PANTHER SILVER LIMITED

(Translation of registrant's name into English)

1330 – 200 Granville Street

Vancouver, British Columbia, V6C 1S4, Canada

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

[  ] Form 20-F     [X] Form 40-F

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): [  ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): [  ]

SUBMITTED HEREWITH

Exhibits

99.1	Consolidated Financial Statements for the year ended December 31, 2015
99.2	Management's Discussion and Analysis for the year ended December 31, 2015
99.3	Form 52-109F1 Certification of Annual Filings- CEO
99.4	Form 52-109F1 Certification of Annual Filings - CFO
99.5	News Release Dated March 3, 2016 - GREAT PANTHER SILVER REPORTS FISCAL YEAR 2015 FINANCIAL RESULTS

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GREAT PANTHER SILVER LIMITED

/s/ Jim A. Zadra
Jim A. Zadra
Chief Financial Officer & Corporate Secretary

Date: March 3, 2016